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JEREMY SENDEROWICZ jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

April 28, 2017

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:  Valerie Lithotomos

Re:  Schwab Strategic Trust (File Nos. 333-160595 and 811-22311) (the “Registrant”)

Dear Ms. Lithotomos:

This letter responds to the comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 94 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 96 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(1) under the 1933 Act on February 28, 2017. PEA No. 94 relates to certain changes to the Schwab Fixed Income ETFs (the “funds”), which are series of the Registrant. The SEC staff’s comments were provided by you to Jeremy Senderowicz and Shayna Gilmore of Dechert LLP in a telephonic discussion on April 3, 2017.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 94, unless noted otherwise. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below.

1.	Comment: Please confirm that the underlying securities of the Schwab U.S. TIPS ETF are not traded outside of the United States.

Response: The Registrant confirms that the underlying securities of the Schwab U.S. TIPS ETF are not traded outside of the United States.

2.	Comment: The Investment Limitations in the Statement of Additional Information (“SAI”) provide that the funds will not concentrate, as defined under the 1940 Act, their investments in a particular industry or group of industries. Please explain how this Investment Limitation is consistent with the disclosure in the Prospectus regarding the principal investment strategies of the Schwab U.S. Aggregate Bond Fund, which notes that the fund will concentrate its investments.

[●], 2017 Page 2

Response: The Schwab U.S. Aggregate Bond Fund’s prospectus provides on page 11 that the fund “will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry, group of industries or sector to approximately the same extent that its index is so concentrated.” (emphasis added). The Investment Limitations section in the funds’ SAI notes on page 17 that each fund “may concentrate its investments to approximately the same extent that the index the fund is designed to track concentrates in the securities of a particular industry or group of industries.” Therefore, the Schwab U.S. Aggregate Bond Fund’s principal strategies are consistent with the Investment Limitations contained in the SAI.

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Should you have any questions or comments, please contact the undersigned at (212) 641-5669.

Sincerely,

/s/ Jeremy Senderowicz
Jeremy Senderowicz